Exhibit (e)(4)

AMENDED APPENDIX A

TO

INVESTMENT SUBADVISORY AGREEMENT

BETWEEN

DIRECTED SERVICES LLC

AND

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

Portfolios	Annual Subadviser Fee (as a percentage of average daily net assets)
ING American Century Small-Mid Cap Value Portfolio	0.65% on the first $50 million 0.60% on the next $50 million 0.55% on the next $100 million 0.50% on the next $50 million 0.45% on the next $100 million 0.40% on assets thereafter